DBRS FORM NRSRO

EXHIBIT 4

March 2018

Organizational Chart

DBRS

March 2018

Exhibit 4A - Organization of DBRS, Inc., DBRS Limited, DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V.,Holding Companies and Material Affiliates



Walter Schroeder, The Walter Schroeder Family Trust, and The Walter Schroeder (2014) Family Trust
DBRS Management and Others (5.946%)
Funds Affiliated with Carlyle Investment Management L.L.C. (47.027%)
Funds Affiliated with Warburg Pincus L.L.C. (47.027%)
Colonial House Capital Limited
Ratings Acquisition Corp. (Cayman)
Warrants *
AAA UK Holding Co. Limited (UK)
Preferred Shares **
AAA UK Acquisition Co. Limited (UK)
DBRS Ratings GmbH (Germany) **** (Not part of NRSRO)
DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V. (Mexico) ***
DBRS Ratings Limited (UK)
DBRS, Inc. (US)
DBRS Limited (Canada)

* The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.
** The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.
*** DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V. is owned, in part, by AAA UK Acquisition Co. Limited (99% ownership interest) and AAA UK Holding Co. Limited (1% ownership interest).
**** To be registered with the European Securities and Markets Authority as a credit rating agency under the regulations for credit rating agencies in the European Union.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Stephen Joynt
Chief Executive Officer
Sean Lensborn
Chief Information Officer
Global Technology &
Global Data Management
Joe Stroud
Chief Legal Counsel
Matt Wylie
Group Managing Director
Growth & Strategy
Bill Schager
Chief Financial Officer
David Broom
Senior Vice President
Head of Internal Audit &
Global Enterprise Risk Management
Douglas E. Turnbull
Vice Chairman
Country Head, Canada
Detlef Scholz
Head of Europe
European Operations
Sean O’Connor
Managing Director
Head of Global
Business Development
Salvador Cruz
Senior Vice President
Country Manager, Mexico
Global Business Development
Eric Beauchemin
Group Managing Director
Global Corporates
Claire Mezzanotte
Group Managing Director
Structured Finance
Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign
Luis Reyna
Chief Credit Officer
Credit Policy

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Stephen Joynt
Chief Executive Officer
Eric Beauchemin
Group Managing Director
Global Corporates
Alan G. Reid
Group Managing Director
Global Financial Institutions & Sovereign
Claire Mezzanotte
Group Managing Director
Global Structured Finance
Project Finance
Infrastructure Finance
Real Estate & Public Finance
Industrials
Consumer, Communications, Retail & Media
Corporate Research & Analysis
Energy/ Banking
US Financial Institutions
Canadian Financial Institutions
Sovereign
Structured Credit
Asset-Backed Securities
Residential Mortgage Backed Securities
Commercial Mortgage Backed Securities
Covered Bonds
Surveillance
Canadian Structured Finance
Operational Risk
Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Stephen Joynt
Chief Executive Officer
Joe Stroud
Chief Legal Counsel
Brian Weiss
Chief Compliance Officer
Alan Grad
General Counsel
Canada
Amarpal Takk
General Counsel
Europe
Banu Özlem Ünal
Global Regulatory Counsel
Canada
SVP Compliance
London
VP Compliance
Designated Compliance Officer
New York
VP Compliance
Toronto
VP Compliance
Mexico